                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                            (Amendment No.          )*
                                          ---------

                              Deotexis, Inc.
           --------------------------------------------------------
                              (Name of Issuer)

                               Common Stock
           --------------------------------------------------------
                       (Title of Class of Securities)

                                249507-10-4
           --------------------------------------------------------
                               (CUSIP Number)

                                Gerold Tebbe
                               Deotexis, Inc.
                        885 Third Avenue, Suite 2900
                        New York, New York 10022-4834
                               (212) 829-5698
           --------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)


                              October 10, 1997
           --------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

   NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                        (Continued on following page(s))

                              Page 1 of 7 Pages



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CUSIP No.  249507-10-4                 13D                 Page 2 of 7 Pages

-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

     Overton Holdings Limited
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  /X/
     of a Group*                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*                                                   WC

-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization

     Turks and Caicos Islands, British West Indies
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power                             4,183,125
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power                                     0
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power                             4,183,125
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power                                     0
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person

     4,183,125
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)                   92%

-------------------------------------------------------------------------------
(14) Type of Reporting Person*

                                                                         HC, CO
-------------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.  249507-10-4                 13D                 Page 3 of 7 Pages

-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

     Gerold Tebbe
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  /X/
     of a Group*                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
                                                                        PF
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization

     Federal Republic of Germany
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power                             4,183,125
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power                                     0
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power                             4,183,125
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power                                     0
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person

     4,183,125
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)                   92%

-------------------------------------------------------------------------------
(14) Type of Reporting Person*

                                                                             IN
-------------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!


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                                                          Page 4 of 7 Pages
ITEM 1.  SECURITY AND ISSUER

         This statement relates to the Common Stock, $.001 par value (the "Common Stock"), of Deotexis, Inc. (the "Issuer"). On
         October 10, 1997, Overton Holdings Limited ("Overton") purchased 4,183,125 shares of the Common Stock, pursuant to the Stock Purchase Agreement described below. Mr. Gerold Tebbe, a citizen of the Federal Republic of Germany, funded Overton and used it as the vehicle to acquire control of the Issuer.

         The Issuer's principal executive office is located at 885 Third Avenue, Suite 2900, New York, New York 10022-4834.

ITEM 2.  IDENTITY AND BACKGROUND

         This statement is being filed by (i) Overton, a corporation organized under the laws of the Turks and Caicos Islands, British West Indies, and (ii) Gerold Tebbe, an individual and citizen of the Federal Republic of Germany. Overton's principal business address is c/o The Chartered Trust Company, Town Centre Mall, Butterfield Square, Providenciales, Turks & Caicos Islands, British West Indies. Mr. Tebbe's residence address is Le Columbia Palace, 11, Avenue Princesse Grace, Monte Carlo, MC 98000, Monaco.

         Overton is a holding company. Its principal business is owning the Common Stock of the Issuer on behalf of Gerold Tebbe. Mr. Tebbe has been self-employed for the past ten years as an inventor, specializing in developing products combining patented controlled-release technology he has developed with textiles, and other applications.

         Neither Mr. Tebbe nor Overton has, during the last five years, been (i) convicted in a criminal proceeding, or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         On October 10, 1997, Overton purchased 4,183,125 newly-issued and non-registered shares of the Issuer's Common Stock for a purchase price of $4,000,000 pursuant to a certain Stock Purchase Agreement, dated as of September 30, 1997, by and between, on the one hand, Mr. Gerold Tebbe and Overton, and, on the other hand, Mr. Gary Takata, Mr. Shigeru Masuda and the Issuer (f/k/a Zeron
         Acquisitions II, Inc.).

         Mr. Tebbe formed Overton, and capitalized it with over $4,000,000 of his personal funds. He then caused Overton to purchase the 4,183,125 shares of the Issuer's Common Stock, for a purchase price of $4,000,000, plus the reservation of a royalty payment to Mr. Tebbe from products sold by the Issuer that employ technology patented by Mr. Tebbe, who contributed his patents concerning the technology and processes to the Issuer upon the closing of the Stock Purchase Agreement.

         None of the funds contributed to Overton by Mr. Tebbe and used by Overton to effect the purchase of the Issuer's Common Stock pursuant to the Stock Purchase Agreement were borrowed funds.

ITEM 4.  PURPOSE OF TRANSACTION

         Mr. Tebbe caused Overton to purchase the Common Stock of the Issuer for the purposes of acquiring control of the Issuer. Upon the execution of the Stock Purchase Agreement by the parties thereto, because of the proposed change in the management and control of the Issuer embodied in the Stock Purchase Agreement, the Issuer prepared, and distributed to all stockholders of the Issuer at that time, an Information Statement pursuant to Rule 14f-1 promulgated by the Securities and Exchange Commission (the "SEC") under the Securities Exchange Act of 1934. The Information Statement described the provisions of the Stock Purchase Agreement, and the proposed changes in management and control of the Issuer provided for therein.

         Upon the completion of the purchase of the Issuer's Common Stock by

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                                                          Page 5 of 7 Pages

         Overton, the existing directors and officers of the Company, Mr. Gary Takata and Mr. Shigeru Masuda, elected Mr. Tebbe director, then resigned from all officerships and directorships they held with the Issuer. Mr. Tebbe then appointed himself President, Secretary and Treasurer of the Issuer, and caused Overton, as majority stockholder of the Issuer, to change its corporate name from Zeron Acquisitions II, Inc. to Deotexis, Inc.

         Pursuant to the Issuer's By-laws, Mr. Tebbe then appointed the other six current directors, to serve until the next annual meeting of stockholders, at which all directors shall stand for re-election.

         The shares of Common Stock of the Issuer purchased by Overton were issued without registration pursuant to the exemption from registration afforded by Regulation S promulgated by the SEC under the Securities Act of 1933, as amended. This sale by the Issuer to Overton was exempt from registration under Regulation S because the Common Stock was issued exclusively to a non-U.S. person outside of the United States.

         The Common Stock of the Issuer purchased by Overton issued pursuant to the exemption from registration afforded by Regulation S may be sold outside of the United States, and may be sold within the United States to U.S. persons in accordance with the provisions of Regulation S. Subject to such requirements, Overton may sell the Common Stock from time to time in the open market, or in privately negotiated transactions.

         Except as otherwise set forth in this Item 4, upon the completion of the actions discussed in this Item 4 (approximately January 31, 1998), neither Overton nor Mr. Tebbe had any intention, or was considering any proposals that relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries (other than the intention or Mr. Tebbe to cause the Issuer to acquire a manufactoring company, suited to its needs, in the United States or Europe, should such a suitable acquisition candidate be identified, subject to the Issuer's ability to finance such a transaction, as disclosed in the registration statement of the Issuer on Form S-1, filed with the SEC on March 3, 1998 (SEC File No. 333-47189); (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above.

         Gerold Tebbe and Overton reserve the right to determine in the future whether to change the purpose or purposes described above or whether to form intentions or adopt plans or proposals of the type specified above.

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                                                          Page 6 of 7 Pages

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         On September 30, 1997, Overton, Mr. Gerold Tebbe, the Issuer, Mr. Gary Takata and Mr. Shigeru Masuda executed the Stock Purchase Agreement, pursuant to which Overton purchased a total of 4,183,125 shares of Common Stock from the Issuer for a price of $4,000,000, plus the reservation of a royalty by Mr. Tebbe with respect to sales of products by the Issuer utilizing certain patents, patent applications and associated intellectual property contributed to the Issuer by Mr. Tebbe, as required by the Stock Purchase Agreement. The Stock Purchase Agreement closed on October 10, 1997. Overton is 100% beneficially owned and controlled by Mr. Gerold Tebbe. Overton's
         (and, through Overton, Gerold Tebbe's) beneficial ownership of the Common Stock represents 92% of the outstanding Common Stock of the Issuer.

         Overton and Gerold Tebbe each have sole voting power and sole dispositive power over the Common Stock of the Issuer held by Overton. Neither Overton nor Gerold Tebbe was a party to any transaction with respect to the Common Stock of the Issuer, other than the Stock Purchase Agreement, within 60 days after the date thereof. Neither Overton nor Gerold Tebbe knows of any other person that has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock of the Issuer held by Overton.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         On September 30, 1997, Overton, Mr. Gerold Tebbe, the Issuer, Mr. Gary Takata, and Mr. Shigeru Masuda executed the Stock Purchase Agreement, pursuant to which Overton purchased a total of 4,183,125 shares of Common Stock of the Issuer for a price of $4,000,000 (see Item 5).
         The Stock Purchase Agreement closed on October 10, 1997. Other than the Stock Purchase Agreement, neither Overton nor Gerold Tebbe has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to the Common Stock, including but not limited to, transfer or voting thereof, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         Stock Purchase Agreement, dated as of September 30, 1997, among Mr. Gerold Tebbe, Overton Holdings Limited, Zeron Acquisitions II, Inc., Mr. Gary Takata and Mr. Shigeru Masuda.

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                                                          Page 7 of 7 Pages

                                  SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                       ----------------------------------------
                                       (Date

                                         /s/ Gerold Tebbe
                                       ----------------------------------------
                                       (Signature)

                                       Overton Holdings Limited

                                        Gerold Tebbe, Authorized Signatory
                                       ----------------------------------------
                                       (Name/Title)



                                       ----------------------------------------
                                        Date

                                        /s/ Gerold Tebbe
                                       ----------------------------------------
                                        Signature

                                       Gerold Tebbe, Individual
                                       ----------------------------------------